Exhibit 99

TESMA INTERNATIONAL INC.	Q1	REPORT
QUARTERLY REPORT		OCTOBER 31, 2002

[Sales graph] [Net income graph] [N.A. Content per Vehicle graph] [Diluted EPS graph]

Dear Shareholders:

We are pleased to present our results for the first quarter of the fiscal 2002 stub period ended October 31, 2002.

Financial Highlights

❑       Consolidated results represent the 29th consecutive quarter (on a comparative year-over-year basis) of record sales since going public in 1995.

❑       First quarter sales rose 24% to $391.8 million compared to $316.9 million for the first quarter of the previous year.

❑       North American vehicle production volumes increased 8% for the quarter, and European vehicle production volumes increased 5%.

❑       Content per vehicle increased 13% and 11% in North America and Europe to $57.78 and €17.07, respectively, compared to the first quarter a year ago.

❑       Income before income taxes for the quarter increased 20% to $39.6 million from $32.9 million last year.

❑       Net income in the first quarter increased 29% to $28.6 million compared to $22.1 million in the prior year.

❑       Diluted earnings per share for the quarter increased 17% to $0.88 compared to $0.75 in the first quarter last year.

❑       Cash provided by operating activities for the quarter increased 118% to $38.4 million from $17.6 million in the first quarter of the pervious year.

❑       Net cash position at October 31, 2002 increased 7% in the quarter to $157.5 million compared to $146.7 million and $23.0 million at July 31, 2002 and October 31, 2001, respectively.

Despite very difficult market conditions, Tesma continues to post solid financial results and good top line growth.  Additional financial and operating highlights are outlined in the attached Management’s Discussion and Analysis of Results of Operations and Financial Position for the first quarter ended October 31, 2002.

Anthony E. Dobranowski
President & Chief Financial Officer

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION FOR THE FIRST QUARTER ENDED OCTOBER 31, 2002

Tesma International Inc. (Tesma or the Company) designs, engineers, tests and manufactures technologically-advanced powertrain (engine, transmission and fuel) components, modules and systems for the global automotive industry. Tesma employs over 4,700 skilled and motivated people in 23 manufacturing facilities in North and South America, Europe and Asia, and three focused R&D centers located within the lead manufacturing facilities for each of our Engine, Transmission and Fuel Technology Groups.

The following interim management’s discussion and analysis of the consolidated operating results and financial position of Tesma for the first quarter ended October 31, 2002 and 2001 should be read in conjunction with the accompanying unaudited consolidated financial statements and notes thereto and with the audited consolidated financial statements and notes for the year ended July 31, 2002 and management’s discussion and analysis in Tesma’s 2002 Annual Report.

OVERVIEW

Tesma’s strategic objective is to be recognized as the world’s pre-eminent powertrain systems supplier. Our ability to develop and manufacture individual components and to assemble them as highly engineered modules and systems places us at the forefront of industry trends towards modularization and outsourcing.  Our reputation for product quality and reliability, our strong customer relationships and our development and manufacturing capabilities position us to achieve this objective.

In the first three months of this year, we successfully launched production of various significant and strategic programs in each of our global Technology Groups including a complex and leading edge oil pump for Ford, a water pump assembly for Honda, both in North America, and fuel tank and filler pipe programs for Ford (including Volvo) and the VW Group in Europe.  At the same time, we reported significant top and bottom-line growth on stronger production volumes and significant growth in content per vehicle in both of our major markets.

Our balance sheet has never been stronger and we continue to focus our resources on achieving further operating improvements, expanding on our product and technological capabilities and searching for opportunities to expand our global presence.

Year End Change

As previously announced, the Company will be changing its fiscal reporting year end from July 31st to December 31st, effective December 31, 2002, and will report quarterly and annual results on a calendar year basis thereafter.  The Company will be referring to the five-month period from August 1, 2002 to December 31, 2002 as our “fiscal 2002 stub period”, of which the current three-month period ended October 31, 2002 is referred to as the first quarter.

Vehicle Volumes

North American vehicle production volumes for the quarter were 4.5 million units, an 8% increase over the 4.2 million units in the prior year.  In the quarter, continued use of attractive financing rates and other consumer incentive campaigns by the “Big Three” OEMs spurred demand and helped keep volumes strong.  The European market experienced growth as well, as vehicle production for the quarter was up 5% to 3.8 million units from 3.6 million units in the comparable period last year.

RESULTS OF OPERATIONS

Sales

First quarter consolidated sales increased by 24% to $391.8 million from $316.9 million in the first quarter a year ago.

Tesma’s North American operations consisting of 15 manufacturing facilities (13 in Canada and 2 in the U.S.) employing 3,400 employees, reported quarterly sales of $311.9 million, up from $251.9 million in the prior year.  The sales increase in the quarter was fueled by the 8% increase in North American production volumes and increased content per vehicle which grew by 13% to $57.78 from $51.32 a year ago.  The significant improvement in Tesma’s North American content per vehicle reflects significantly higher volumes of the GM L850 engine program as General Motors added this engine to its J-Car vehicle platforms (which includes the Cavalier and Sunfire models) at the start of the 2003 model year.  Content growth was further spurred by significant program launches including the commencement of production of a water pump assembly for Honda’s redesigned Accord and a complex new oil pump assembly for Ford’s 5R110 transmission which is initially being used in a diesel application.  In addition, the sales increase reflects increased volumes on the GM Vortec 4200 (used in their SUV family) and Gen III engine programs, significant volume increases for various water management and certain tensioner and alternator decoupler programs, the continued ramp up in volumes of a fuel filler tube assembly for the Saturn VUE, higher volumes on the GM one/two accumulator cover and stator shaft programs, higher exports to Europe and a stronger U.S. dollar, offset by givebacks to various OEM customers.

Tesma’s 5 European operations, located in Germany and Austria, employ 1,100 employees.  During the first quarter, sales from the European operations increased by 25% to $73.2 million from $58.4 million a year ago, aided by the 5% increase in vehicle production volumes.  More significantly, our European content per vehicle (presented in euro to exclude the impact of foreign exchange fluctuations) increased in the quarter by 11% to €17.07 compared to €15.31 for the same period a year ago.  The growth in sales and content per vehicle reflects the launch of fuel tank assembly programs for Volvo and the VW Group and new fuel filler pipe programs for Ford, Volvo and the VW Group.  The sales increase also reflects increases in volumes on the rear-axle crossover component supplied to DaimlerChrysler and adaptor extensions supplied to General Motors (Opel) that were launched in the latter half of fiscal 2002 and a significant strengthening of the euro relative to the Canadian dollar which caused translated sales to increase by approximately $6.3 million compared to fiscal 2002.

Tesma’s 2 Asian manufacturing facilities in South Korea and a small assembly facility in Brazil employ 200 people.  Sales for the quarter were up 33% to $12.6 million from $9.5 million a year ago. The increase in the quarter is due primarily to increased sales to Korean domestic customers, higher exports to Europe, a strengthening of the Korean won versus the Canadian dollar and the commencement of limited production runs in Brazil.

Tooling and other sales (which are included in sales for the various segments) for the quarter increased to $15.2 million compared to $13.6 million a year ago.

For the quarter, Tesma was impacted on a year-over-year basis by fluctuations in foreign currencies including a significant strengthening of the euro and increases in the U.S. dollar and the Korean won all relative to the Canadian dollar which resulted in sales increasing by approximately $8.7 million or 3%.  This increase, which also affects all other items on the statement of income (but not to the same extent as sales), occurs primarily on the translation of self-sustaining foreign subsidiaries at higher average exchange rates in the fiscal 2002 stub period versus the same period in fiscal2002.

Tesma’s focus on providing highly engineered and proprietary products and full service capabilities to OEMs is translating into growth in all geographic regions. Higher North American production volumes and increased content, in particular on some key engine and transmission programs at our largest customer and new program launches, caused our sales to North American customers, our most significant market, to increase by 23% to $269.4 million for the quarter from $219.8 million in the same period a year ago, representing 69% of our consolidated sales for both periods.

Sales to our European-based customers increased in the quarter by 27% to $107.7 million (27% of consolidated sales) compared to $84.6 million (27% of consolidated sales) a year ago, driven by the 5% increase in European production volumes, new product launches and a strengthening euro which was up over 9% versus the prior year.

For the quarter, sales to Asia-Pacific customers grew to $7.6 million (2% of consolidated sales) compared to $7.3 million (2% of consolidated sales) a year ago.  Our exports to the South American market in the quarter increased by 46% from $3.7 million to $5.4 million (representing 1% of consolidated sales in both years).

Sales to our four largest worldwide customers; General Motors, Ford, DaimlerChrysler and the Volkswagen Group, were 77% of total sales in the quarter (76% for the same period a year ago).  Our sales to the global operations of General Motors, our largest customer group, increased to 44% of our consolidated sales in the quarter from 42% in the same period a year ago, primarily due to stronger production volumes (8% higher than the prior year), especially on SUV and other truck platforms and high volume compact vehicles now containing an engine on which Tesma has significant content.  While no single product sold to any customer accounted for more than 10% of Tesma’s consolidated sales in the first three months of the fiscal 2002 stub period or fiscal 2002, our largest engine or transmission dependence continues to be on the GM Gen III engine program.

Gross Margin

Gross margin as a percentage of sales in the first three months of the fiscal 2002 stub period decreased to 21.2% from 22.0% in the comparable quarter a year ago.

The decrease in gross margin was due to the poor results at our European operations (specifically our die casting facility), higher operating, development and engineering costs at other European facilities in the midst of, or preparing for, program launches, and a provision booked in the quarter for the expected cost to supply replacement parts to a customer at our cost.  Other items affecting the consolidated gross margin included the costs related to an early retirement program and other employee reduction costs, customer pricing concessions and higher utility costs. These negative impacts were offset somewhat by increases in North American and European production volumes, improvements at our North American die casting facility compared to the prior year (when significant operating and production issues existed), improved capacity utilization at certain facilities and the positive impact of R&D investment tax credits realized in the quarter.

Income Before Income Taxes

Income before income taxes increased 20% to $39.6 million for the first quarter from $32.9 million in the prior year.

The effect of the $13.1 million increase in the first quarter gross margins and lower net interest expense were partially offset by higher selling, general and administrative (S, G & A) costs, increased depreciation charges and affiliation fees.

S, G & A costs for the quarter as a percentage of sales declined to 5.4% from 5.9% for the first quarter a year ago.  Although costs increased by 14% to $21.3 million, much of the increase can be attributed to: higher incentive based compensation amounts; a $1.1 million recovery of previously provided for accounts receivable booked in the first quarter of the prior year; a significantly strengthened euro versus the Canadian dollar causing translated amounts from our European operations to increase; and additional personnel added to further develop our Group structure and support operations with new and upcoming program launches.  This increase was partially offset by gains on disposals of capital assets of $0.6 million recognized during the quarter.

Depreciation and amortization expense for the quarter was $16.8 million, compared to $13.7 million a year ago.  The absolute increase in the year-to-date depreciation charges was the result of our continuing investment in capital assets - primarily new equipment and assembly lines for new programs, many of which were put into service for new launches this quarter.  Thus far, capital expenditures for the fiscal 2002 stub period total $20.0 million, net of disposals, representing a significant decrease from the $40.5 million spent in the same three-month period a year ago.  These capital expenditures (see discussion under Investing Activities) will result in higher depreciation charges for the future.

Net interest expense decreased for the quarter to $0.2 million from $0.7 million last year.  This decrease in net interest expense has resulted primarily from higher levels of cash available for investment in short-term interest-earning investments.

Affiliation fees and other charges paid to Magna increased by 30% to $5.1 million in the first quarter from $3.9 million in the same period last year and included the following:

  Under an affiliation agreement with Magna, Tesma pays an affiliation fee calculated at 1% of Tesma’s consolidated net sales, with the exception of sales from acquired businesses which will be exempt from the calculation in the year of acquisition, 50% of the net sales for the following year would be subject to the affiliation fee and then full inclusion would be required in all subsequent years.   The affiliation fee is paid to Magna in exchange for, among other things, Magna granting Tesma a non-exclusive world-wide license to use certain Magna trademarks, and Magna providing certain management and administrative services (including utilization of Magna’s foreign exchange forward credit facilities, if needed and as available) to Tesma.  The affiliation fee agreement is effective for a period of seven years and five months commencing August 1, 2002 and expiring on December 31, 2009.  In the first three months, Tesma paid $3.9 million under the affiliation agreement, an increase of 24% compared to $3.2 million a year ago, entirely as a result of Tesma’s higher sales.
  Under a social fee agreement with Magna effective for the same period as the affiliation fee agreement mentioned above, Tesma pays Magna a social fee of 1.5% of pretax profits.  This amount represents a contribution to social and charitable programs coordinated by Magna on behalf of Magna and its affiliated companies, including Tesma.  In the first quarter, Tesma paid $0.6 million as a social fee, an increase from $0.5 million in the prior year.
  Other specific charges are negotiated annually and are based on the level of benefits or services provided to Tesma by Magna Services Inc. (Serviceco), a wholly-owned subsidiary of Magna.  Such services include, but are not limited to, information technology (WAN infrastructure and support services), human resources services (including administration of the Employee Equity Participation and Profit Sharing Plan), foreign marketing services, finance, treasury and legal support, management and technology training and an allocated share of the facility and overhead costs dedicated to providing these services.  In the first three months, Tesma paid $0.6 million during the quarter for specific charges, an increase of 100% over the $0.3 million paid in the same period last year.

Fueled by the higher sales levels, income before income taxes at Tesma’s North American operations for the quarter increased by 36% to $40.1 million from $29.5 million a year ago.  Income before income taxes at Tesma’s European operations for the quarter were down from $3.5 million last year to a loss of $0.4 million this year, for reasons previously discussed.  The operating loss for the Asian and South American operations (which include our engineering and marketing offices in Brazil, Japan and Korea) was approximately $0.1 million in the quarter consistent with the same period a year ago.

Income Taxes

Tesma’s effective income tax rate for the quarter was 27.6%, significantly lower than the 32.9% in the same period a year ago.  The effective tax rate decline is due mainly to $2.9 million in tax refunds realized by one of the Company’s foreign subsidiaries as the final stage of prior year tax planning initiatives and higher income earned in jurisdictions with tax rates lower than in Canada, offset by higher losses at one of our foreign operations and one of our North American joint ventures that have not been tax effected.

Net Income

Net income attributable to Class A Subordinate Voting Shares and Class B Shares for the quarter increased 29% to $28.6 million compared to $22.1 million in the first quarter of fiscal 2002.

Earnings Per Share

On a diluted basis, earnings per Class A Subordinate Voting Share or Class B Share for the first quarter of the fiscal 2002 stub period increased 17% to $0.88 from $0.75 in the same period last year.  The average number of diluted shares outstanding for the first three months increased by 10% from 29.6 million to 32.6 million due primarily to 2.85 million Class A Subordinate Voting Shares issued in our public offering in July 2002.

For the quarter, basic earnings per Class A Subordinate Voting Share or Class B Share increased 19% to $0.89 from $0.75 a year ago.  The weighted average number of basic shares outstanding increased 10% to 32.3 million, also as a result of the above mentioned public offering.

The beneficial impact of the tax refunds on the first quarter basic and diluted earnings per share was $0.09.

FINANCIAL CONDITION, LIQUIDITY AND FINANCIAL RESOURCES

Cash balances at October 31, 2002, net of bank indebtedness, were $157.5 million compared to $146.7 million at July 31, 2002.  The increase in cash balances by $10.8 million in the quarter is due to cash provided from operating activities and an increase in bank indebtedness, offset by continued investments in capital and other assets (net of disposals), the payment of dividends and the scheduled repayments of long-term debt.

Operating Activities

Cash provided from operations, before the effect of changes in non-cash working capital, increased from $35.4 million a year ago to $55.8 million for the first three months of the fiscal 2002 stub period.  The amount of cash invested in non-cash working capital in the quarter was $17.4 million, compared to $17.8 million in the same period a year ago.

Investing Activities

Investment spending for the quarter, net of proceeds from dispositions, was $21.4 million, a decrease from $40.6 million for the same period a year ago.  Cash spent on capital assets decreased to $23.9 million from $40.8 million for the same period last year as new program spending in the current year has been delayed.

Capital assets purchased for our North American operations accounted for 71% of the total capital spending in the quarter, compared to 82% last year; while 21% was for Tesma’s European operations compared to 16% a year ago; and 8% was for Asia-Pacific compared to 2% in the first quarter of the prior year.

Financing Activities

In the quarter, funds provided through operating lines of credit were $31.0 million.  In the prior year, the Company repaid $23.8 million in the quarter.  The increase in the current year is due in large part to higher levels of outstanding cheques at the end of the quarter.

Scheduled debt repayments of $0.8 million were made during the quarter, consistent with $0.9 million in the same period a year ago.

Our Corporate Constitution requires the payment of dividends of at least 20% of after-tax-profits (after providing for any preference share dividends) on a rolling three-year basis.  Dividends of $5.2 million ($0.16 per share) were paid on the Class A Subordinate Voting Shares and Class B Shares in the first quarter of the fiscal 2002 stub period compared to $4.7 million ($0.16 per share) in the same period a year ago.  The increase versus the prior year is due primarily to an increase in the number of shares outstanding from the July 2002 public share offering and stock options exercised over the last twelve months.

The issuance of Tesma’s Class A Subordinate Voting Shares and resulting proceeds received in the current year is the direct result of periodic exercises of stock options during the period.

Tesma’s financial position remained strong at the end of the first quarter. Our asset base increased by 7% in the quarter to over $1.0 billion compared to $959.4 million at July 31, 2002 and our ratio of long-term debt to total capitalization declined to 0.10:1 from the 0.11:1 over the same period.  Our return on funds employed was 25.7% in the quarter, an improvement over the 25.5% level for the first three months of the prior year.

OUTLOOK

During the most recent quarter, North American OEM production volumes improved as vehicle production increased 8% over a very difficult quarter in the prior year.  The “Big Three” slightly improved their market share from the prior year versus the New Domestics, in large part due to the continued use of low interest rate financing and other consumer incentive campaigns.  We remain cautious about the continued long-term use of these incentives by the OEMs and the rising inventory levels seen at the end of October, especially at the “Big Three”.  For the remainder of the stub period, however, we anticipate that production will remain fairly strong based on industry production forecasts that indicate volumes through the end of the calendar year will approximate 2.5million units which is 2% higher than the same period a year ago.  In Europe, we have not varied from our previous forecast that production for the balance of the fiscal 2002 stub period will be substantially unchanged from the same period a year ago.  Given these forecasts, we expect to experience overall sales growth in the range of 20% for the five-month period ending December 2002.

Much of the recent “press” our industry has received has pointed to a negative outlook in the near term due to projections for declining industry volumes and OEM pricing pressures.  We believe that vehicle production volumes may decline in 2003 and that we will not be spared from the OEMs pricing demands; however, this scenario is not a new one in our industry.  In the past we have viewed these times as “opportunities” and today is no different.  Given our strong balance sheet and high cash position, we expect to be able to take on additional resourced or outsourced business, which will likely occur as our competitors may struggle and our customers look to improve their cost structures.  We will also continue to grow organically from our current backlog of awarded business and are in a position to take advantage of acquisition opportunities which may arise in times such as these.

In addition, to ensure we remain strong and continue to generate industry-leading returns, we are currently undertaking a detailed review of our Eralmetall facility.  We have now launched the majority of the new work awarded to that facility and financial results have not yet shown year-over-year improvement.  As part of this process, we are also reviewing the carrying value of the long-term assets of this facility (which approximate 20 million euros) as required under new CICA accounting standards.

CONTINGENCIES

From time to time, the Company may be contingently liable for litigation and other claims.  Refer to note 19 of the Company’s audited consolidated financial statements for the year ended July 31, 2002, as contained in the Company’s 2002 Annual Report.

NEW ACCOUNTING PRONOUNCEMENTS

Stock-Based Compensation

In November 2001, the CICA issued Handbook Section 3870 “Stock-Based Compensation and other Stock-based Payments” (CICA 3870).  CICA 3870 requires that all stock-based awards granted to non-employees (including those granted to directors not acting in their capacity as directors) must be accounted for at fair value.  The new standard also encourages, but does not require, the use of the fair value method for valuing all stock-based compensation granted to employees and directors (acting in their capacities as directors).  Specifically, the fair value method does not have to be applied to option plans where the only choice for the employee is to pay the exercise price and obtain stock.  The new standard only applies to awards granted on or after the adoption date.  The Company has prospectively adopted CICA 3870 effective August 1, 2002 and has elected to continue accounting for employee stock options using the intrinsic value method and disclose proforma earnings as prescribed by the standard.  The adoption of CICA 3870 had no effect on the Company’s reported earnings for the three-month period ended October 31, 2002.

Foreign Exchange

In December 2001, the CICA amended Handbook Section 1650 “Foreign Currency Translation”.  The most significant change under the new recommendations is the elimination of the deferral and amortization method for unrealized translation gains and losses on long-term monetary assets and liabilities.  Unrealized translation gains and losses on long-term monetary assets and liabilities are now reflected in income.  Effective August 1, 2002, the Company adopted these new recommendations on a retroactive basis with restatement of prior periods.

Net income and basic and diluted earnings per Class A Subordinate Voting or Class B Share for the three-month period ended October 31, 2001 remained substantially unchanged after the retroactive application of the new rules.

OTHER MATTERS

R&D Activities transferred to Magna

Effective August 1, 2002, the Company transferred certain non-product-related Research and Development assets and activities to Magna for proceeds totaling $1.6 million, all of which remains outstanding at the quarter end.

Change in Reporting Currency

As previously announced, Tesma will be changing its financial reporting currency to the U.S. dollar and will begin reporting on this basis on January 1, 2003.

RISKS AND UNCERTAINTIES (FORWARD-LOOKING STATEMENTS)

This MD&A contains statements which, to the extent that they are not recitations of historical fact, may constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934.  Forward-looking statements may include financial and other projections, as well as statements regarding Tesma’s future plans, objectives or economic performance, or the Company’s underlying assumptions.  The words “estimate”, “anticipate”, “believe”, “expect” and other similar expressions are intended to identify forward-looking statements.  Persons reading this MD&A are cautioned that such statements are only predictions, and that Tesma’s actual future results or performance may be materially different.

Forward-looking information involves certain risks, assumptions, uncertainties and other factors which may cause actual future results or anticipated events to differ materially from those expressed or implied in any forward-looking statements.  In the case of Tesma, these factors include, but are not limited to:  Tesma’s operating and/or financial performance; the ability of the Company to finance its business requirements, including raising required funding as necessary; changes in the various economies in which Tesma operates; Tesma’s relationship with Magna International Inc.; fluctuations in interest rates; changes in consumer and business confidence levels; consumers’ personal debt levels; vehicle prices; the extent and nature of purchasing or leasing incentive campaigns offered by automotive manufacturers; environmental emission and safety regulations; fuel prices and availability; the continuation and extent of outsourcing by automotive manufacturers; the extent and continued use of steel as a primary material for automotive parts versus alternative materials (such as aluminum and plastics); Tesma’s ability to continue to meet customer specifications relating to product performance, cost, quality and service; industry cyclicality or seasonality; trade and/or labour issues or disruptions; customer pricing pressures, pricing concessions and cost absorptions; warranty, recall and product liability claims; actual levels of program production volumes by Tesma’s customers compared to original expectations, including program cancellations or delays and changes in product mix; Tesma’s  dependence on certain engine and transmission programs and the market success and consumer acceptance of the vehicles into which such powertrain products are installed; Tesma’s relationship with and dependence on certain customers; currency exposure; technological developments by Tesma’s competitors; governmental, environmental and regulatory policies and Tesma’s ability to anticipate or respond to changes therein; and other changes in the competitive environment in which Tesma operates.  For a more detailed discussion of some of these factors, reference is made to the disclosures regarding risks and uncertainties set forth in Tesma’s Annual Information Form, Form-40F and other public filings.  Tesma expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements to reflect subsequent information, events, results, circumstances or otherwise.

TESMA INTERNATIONAL INC.
CONSOLIDATED BALANCE SHEETS
(Canadian dollars in thousands)

	As at	As at

 October 31, 2002

July 31, 2002

	(unaudited)	(audited) (restated – Note 2)

ASSETS

Current assets:
Cash and cash equivalents	$218,088	$176,759
Accounts receivable (Note 6)	231,476	198,383
Inventories	106,053	105,829
Future tax assets	-	7,141
Prepaid expenses and other (Note 2(b))	13,164	12,302
	568,781	500,414
Capital assets (Note 6)	429,949	429,626
Goodwill (Note 3)	21,205	20,774
Other assets	8,627	8,603
	$1,028,562	$959,417

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Bank indebtedness	$60,590	$30,053
Accounts payable (Note 6)	123,980	106,275
Accrued salaries and wages (Note 5)	41,898	42,128
Other accrued liabilities (Note 6)	40,143	36,139
Income taxes payable	4,429	7,448
Future tax liabilities	18,938	19,368
Long-term debt due within one year	4,237	4,420
	294,215	245,831
Long-term debt (Note 2(b))	74,236	75,172
Future tax liabilities	22,919	19,144

SHAREHOLDERS’ EQUITY

Class A Subordinate Voting Shares (Note 5) (authorized: unlimited, issued: 18,076,429; July 31, 2002 – 18,074,779)	$287,070	$287,027
Class B Shares (Note 5) (authorized: unlimited, issued: 14,223,900; July 31, 2002 – 14,223,900)	2,583	2,583
Retained earnings	341,096	317,643
Currency translation adjustment	6,443	12,017
	637,192	619,270
	$1,028,562	$959,417

See accompanying notes

TESMA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
(Canadian dollars in thousands, except share and per share figures)

	THREE MONTHS ENDED October 31 (unaudited)
		2002	2001
			(restated – Note 2)
Sales (Note 6)		$391,785	$316,907
Cost of goods sold (Note 6)		308,812	247,045
Selling, general and administrative (Note 7)		21,260	18,676
Depreciation and amortization		16,799	13,706
Affiliation fees and other charges (Note 6)		5,126	3,937
Interest, net (Note 6)		238	675
Income before income taxes		39,550	32,868
Income taxes	.	10,928	10,812
Net income for the period attributable to Class A Subordinate Voting Shares and Class B Shares		28,622	22,056
Retained earnings, beginning of period		317,642	252,435
Dividends on Class A Subordinate Voting Shares and Class B Shares		(5,168)	(4,683)
Cumulative adjustment for change in accounting policy (Note 2 (b))		-	(201)
Retained earnings, end of period		$341,096	$269,607
Earnings per Class A Subordinate Voting Share or Class B Share Basic Diluted		$0.89 $0.88	$0.75 $0.75
Average number of Class A Subordinate Voting Shares and Class B Shares outstanding (in millions) Basic Diluted		32.3 32.6	29.3 29.6

See accompanying notes

TESMA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOW
(Canadian dollars in thousands)

THREE MONTHS ENDED October 31 (unaudited)

		2002	2001
			(restated – Note 2)

CASH PROVIDED FROM (USED FOR): OPERATING ACTIVITIES

Net income		$28,622	$22,056
Items not involving current cash flows	.	27,170	13,320
		55,792	35,376
Net changes in non-cash working capital		(17,388)	(17,830)
.	.	38,404	17,546

INVESTING ACTIVITIES

Capital asset additions (Note 6)		(23,947)	(40,796)
Increased investment in subsidiary (Note 3)		(800)	-
Increase in other assets		(630)	(48)
Proceeds from disposition of capital and other assets (Note 6)		3,983	255
.	.	(21,394)	(40,589)

FINANCING ACTIVITIES

Increase (decrease) in bank indebtedness		31,003	(23,797)
Dividends on Class A Subordinate Voting Shares and Class B Shares		(5,168)	(4,683)
Repayments of long-term debt		(835)	(939)
Issuance of Class A Subordinate Voting Shares		43	-
Issues of long-term debt		-	124
.	.	25,043	(29,295)
Effect of exchange rate changes on cash and cash equivalents	.	(724)	1,352
Net increase (decrease) in cash and cash equivalents during the period		41,329	(50,986)
Cash and cash equivalents, beginning of period		176,759	95,703
Cash and cash equivalents, end of period	.	$218,088	$44,717

 See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  Basis of Presentation

The unaudited interim consolidated financial statements have been prepared following the accounting policies as set out in the Company’s 2002 Annual Report, except as described in Note 2.

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, except that certain disclosures required for annual financial statements have not been included.  Accordingly, the unaudited interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended July 31, 2002, as contained in the Company’s 2002 Annual Report.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments necessary to present fairly the financial position of the Company at October 31, 2002 and the results of operations and cash flows for the three-month periods ended October 31, 2002 and 2001.

2.  Accounting Changes

(a)    In November 2001, the CICA issued Handbook Section 3870 “Stock-Based Compensation and other Stock-based Payments” (CICA 3870).  CICA 3870 requires that all stock-based awards granted to non-employees (including those granted to directors not acting in their capacity as directors) must be accounted for at fair value.  The new standard also encourages, but does not require, the use of the fair value method for valuing all stock-based compensation granted to employees and directors (acting in their capacities as directors).  Specifically, the fair value method does not have to be applied to option plans where the only choice for the employee is to pay the exercise price and obtain stock.  The new standard only applies to awards granted on or after the adoption date.  The Company has prospectively adopted CICA 3870 effective August 1, 2002 and has elected to continue accounting for employee stock options using the intrinsic value method and disclose proforma earnings as prescribed by the standard.  The adoption of CICA 3870 had no effect on the Company’s reported earnings for the three-month period ended October 31, 2002.

(b)    In December 2001, the CICA amended Handbook Section 1650 “Foreign Currency Translation”.  The most significant change under the new recommendations is the elimination of the deferral and amortization method for unrealized translation gains and losses on long-term monetary assets and liabilities.  Unrealized translation gains and losses on long-term monetary assets and liabilities are now reflected in income.  Effective August 1, 2002, the Company adopted these new recommendations on a retroactive basis with restatement of prior periods.

Net income and basic and diluted earnings per Class A Subordinate Voting or Class B Share for the three-month period ended October 31, 2001 remained substantially unchanged after the retroactive application of the new rules.

3.  Business Acquisitions

Under the terms of the acquisition of Triam Automotive Corporation (Sterling Heights) in October 1998, the Company agreed to pay an additional amount not to exceed $4.0 million in respect of the 5 year period commencing February 1, 1998 if Sterling Heights achieves certain predetermined levels of earnings.  In the quarter, $0.8 million was recorded as additional goodwill as earnings have exceeded the predetermined levels of earnings for the current year.

4.  Segmented Information

The Company currently operates in one industry segment, the automotive powertrain business, designing and manufacturing parts and assemblies primarily for the automotive OEMs or their Tier I and Tier II powertrain component manufacturers.

The Company operates internationally and its manufacturing facilities are arranged geographically to match the requirements of the Company's customers in each market.  Each manufacturing facility has the capability to offer many different powertrain parts and assemblies as the technological processes employed can be used to make many different parts and assemblies.  Additionally, specific marketing and distribution strategies are required in each geographic region.

The Company currently operates in four geographic segments of which only two are reportable segments.  The accounting policies for the segments are the same as those described in Note 1 to the July 31, 2002 consolidated financial statements and intersegment sales are accounted for at prices, which approximate fair value.

Executive management assesses the performance of each segment based on income before income taxes as the management of income tax expense is centralized.

Three months ended October 31, 2002	North American Automotive	European Automotive		Other Automotive		Total
	[Canadian dollars in thousands]
Total Sales		$311,858		$73,218		$12,584		$397,660
Intersegment sales	.	5,278	.	597	.	-	.	5,875
Sales to external customers		$306,580		$72,621		$12,584		$391,785
Depreciation and amortization		$12,407		$3,217		$1,175		$16,799
Interest, net		$(225)		$121		$342		$238
Income before income taxes		$40,066		$(368)		$(148)		$39,550
Capital assets, net		$303,397		$89,609		$36,943		$429,949
Capital asset additions		$16,977		$5,095		$1,875		$23,947
Goodwill, at carrying value		$20,259		$946		$-		$21,205

Three months ended October 31, 2001	North American Automotive	European Automotive		Other Automotive		Total
	[Canadian dollars in thousands]
Total Sales		$251,936		$58,395		$9,476		$319,807
Intersegment sales	.	2,303	.	597	.	-	.	2,900
Sales to external customers		$249,633		$57,798		$9,476		$316,907
Depreciation and amortization		$10,108		$2,494		$1,104		$13,706
Interest, net		$121		$159		$395		$675
Income before income taxes (Note 2(b))		$29,501		$3,529		$(162)		$32,868
Capital assets, net		$274,582		$70,483		$35,599		$380,664
Capital asset additions		$33,469		$6,318		$1,009		$40,796
Goodwill, at carrying value		$18,322		$1,361		$-		$19,683

5.    Capital Stock

(a) Class and Series of Outstanding Securities

The Company’s share structure has remained consistent with that in place as at July 31, 2002.  For details concerning the nature of the Company’s securities, please refer to Note 11 “Capital Stock” of the notes to the Company’s audited consolidated financial statements for the year ended July 31, 2002 contained in the Company’s 2002 Annual Report.

Outstanding Class A Subordinate Voting Shares and Class B Shares included in shareholders’ equity of the Company consists of:

	Class A Subordinate Voting Shares		Class B Shares
	Number of Shares	Consideration	Number of Shares	Consideration
(Canadian dollars in thousands, except shares)
Balance, July 31, 2002	18,074,779	$287,027	14,223,900	$2,583
Exercise of Incentive Stock Options	1,650	43
Balance, October 31, 2002	18,076,429	$287,070	14,223,900	$2,583

(b) Incentive Stock Options

Information concerning the Company’s Incentive Stock Option Plan is included in Note 11 “Capital Stock” of the notes to the Company’s audited consolidated financial statements for the year ended July 31, 2002 contained in the Company’s 2002 Annual Report.

The following is a continuity schedule of the options outstanding:

	Number of options	Range of exercise price	Weighted average exercise price
Outstanding, July 31, 2002	1,251,000	$10.50 - $29.40	$23.33
Granted [i]	44,500	$31.74	$31.74
Exercised	(1,650)	$26.00	$26.00
October 31, 2002	1,293,850	$10.50 - $31.74	$23.62
Exercisable at October 31, 2002	881,550	$10.50 - $31.74	$22.12

[i]   On August 21, 2002, 34,500 options to purchase Class A Subordinate Voting Shares at an exercise price of $31.74 were granted to employees and a further 10,000 were granted to directors, acting in their capacity as directors.  The options granted to employees vested 20% on the grant date with the remaining 80% to vest equally on August 1, 2003, 2004, 2005, and 2006.  The options granted to directors vested 50% on the grant date with the remaining 50% to vest on August 1, 2003.

The Company has elected to continue to measure compensation cost related to awards of stock options using the intrinsic value-based method of accounting as permitted by CICA 3870.  Under CICA 3870, when a stock option is repurchased by the Company for a cash payment, the Company must record compensation expense.  Additionally, when stock options are issued to non-employees other than directors acting in their capacity as directors, the Company must record compensation expense.  Options issued to directors for services provided outside of their role as directors are recorded as compensation expense by the Company.

As required under the new standard, for stock award plans not accounted for at fair value, the Company is required to make proforma disclosures of net income attributable to Class A Subordinate Voting Shares and Class B Shares and basic and diluted earnings per Class A Subordinate Voting Share or Class B Share as if the fair value method of accounting prescribed therein had been applied.

The Company estimates the fair value of stock options at the date of grant using the Black Scholes option pricing model.  No fair value estimates were made in the comparative quarter, as the Company did not grant any additional stock options during the fiscal year ended July 31, 2002.  The estimated fair value of options in the current period were determined using the following weighted average assumptions:

2002
Risk free interest rate	4.5%
Expected dividend yield	2.0%
Expected volatility	24%
Expected life options (years)	5

The Black Scholes option valuation model used by the Company to determine fair values, as well as other currently accepted option valuation models, were developed for use in estimating the fair value of freely traded options which are fully transferable and have no vesting restrictions.  In addition, this model requires the input of highly subjective assumptions, including future stock price volatility and expected time until exercise.  Since the Company's outstanding stock options have characteristics that are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

Accordingly, for purposes of proforma disclosures, the Company's net income attributable to Class A Subordinate Voting Shares and Class B Shares and basic and diluted earnings per Class A Subordinate Voting Share or Class B Share, after valuing all stock options issued on or after the date of adoption, would have been as follows:

2002
[Canadian dollars in thousands, except per share figures]
Proforma net income attributable to Class A Subordinate	$28,514
Voting Shares and Class B Shares
Proforma earnings per Class A Subordinate Shares
Voting Share or Class B Share
Basic	$0.88
Diluted	$0.88

(c) Maximum Number of Shares

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options as at October 31, 2002 were exercised:

.	Number of Shares
Class A Subordinate Voting Shares outstanding as at October 31, 2002	18,076,429
Class B Shares outstanding as at October 31, 2002	14,223,900
Options to purchase Class A Subordinate Voting Shares	1,293,850
.	33,594,179

The maximum number of shares reserved to be issued for stock options is 3,000,000 Class A Subordinate Voting Shares and all are reserved and optioned as at October 31, 2002.

(d) Non-Employee Director Share-Based Compensation Plan

Under this plan, established during fiscal 2000, non-employee directors can elect to receive a portion of their annual retainers and other Board-related compensation in the form of deferred share units (DSUs).  The number of DSUs issued is based upon the market value of the Company’s shares at each allocation date.  One DSU has a cash value equal to the market price of one of the Company’s Class A Subordinate Voting Shares.  Within a specified time after retirement, non-employee directors receive a cash payment equal to the market value of their DSUs.

Due to the fact these DSUs will require settlement at some point in the future for cash, the Company has historically recorded each allocation of units issued as compensation expense and has recorded the associated liability in the period they are issued.  The value of all DSUs outstanding and the associated liability are adjusted at each reporting date to reflect their fair value based on the current market price of the Company’s shares.  The accounting treatment currently utilized for this plan is in accordance with the recommendations under CICA 3870 and therefore the issuance of the new standard will have no impact to the Company’s current and historical amounts recorded for this plan.

During the first three months of the fiscal 2002 stub period, $0.1 million was recorded as a recovery of compensation expense [2001 - $0.1 million charge] (including revaluation of the DSUs to their fair values) under this plan.  At October 31, 2002, there were 25,325 DSUs [July 2002 – 23,185] having a total value of $0.6 million [July 2002 – $0.7 million] that were issued and outstanding.

6.  Related Party Transactions

The Company completed transactions with Magna, the Company’s controlling shareholder, and other companies under Magna's control as follows:

Three Months Ended October 31	2002	2001
[Canadian dollars in thousands]
Sales [i]	$4,142	$5,634
Purchase of materials and services [i]	$1,094	$1,510
Rental of manufacturing facilities	$321	$348
Affiliation fee [ii]	$3,918	$3,169
Social fee [iii]	$602	$493
Other specific charges [iv]	$606	$275
Interest	$10	$7
Construction management fees [v(c)]	$-	$225

The outstanding balances related to these transactions included in the consolidated financial statements at the end of the period are as follows:

October 31, 2002		July 31, 2002
[Canadian dollars in thousands]
Accounts receivable [i], [v(a)]	$2,461	$2,484
Accounts payable and other accrued liabilities [i]	$2,922	$6,560

[i]       Sales to and purchases from Magna and the resulting accounts receivable and payable balances are typically effected on normal commercial terms.

[ii]      The Company is party to an affiliation agreement with Magna that provides for the payment by the Company of an affiliation fee in exchange for, among other things, Magna granting the Company a non-exclusive world-wide license to use certain Magna trademarks, and Magna providing certain management and administrative services (including, among other things, utilization of Magna's foreign exchange forward credit facilities, if needed and as available) to the Company.  An extension of this agreement was negotiated with Magna becoming effective August 1, 2002 for a term of seven years and five months expiring on December 31, 2009.  Under the terms of the extended agreement, affiliation fees payable to Magna will continue to be calculated as one percent of the Company’s consolidated net sales.  However, the new agreement provides for a limited moratorium on the sales from acquired businesses in that there will be no affiliation fee payable on net sales generated from acquired businesses in the fiscal year of the acquisition and only 50% of the normal affiliation fee will be payable on such net sales in the following fiscal year. The full affiliation fee will be payable on net sales from acquired businesses in all the subsequent years.

[iii]     Under the terms of a social fee agreement, the Company pays Magna a social fee of one and one half percent of pretax profits as a contribution to social and charitable programs coordinated by Magna on behalf of Magna and its affiliated companies, including the Company.  The social fee agreement was renewed with Magna, on the same terms, for a period of seven years and five months, expiring December 31, 2009.

[iv]     Other specific charges are negotiated annually and are based on the level of benefits or services provided to the Company by Magna Services Inc. (Serviceco), a wholly-owned subsidiary of Magna.  The services that are provided include, but are not limited to: information technology (WAN infrastructure and support services), human resources services, (including administration of the Employee Equity Participation and Profit Sharing Plan), foreign marketing services, finance, treasury and legal support, management and technology training and an allocated share of the facility and overhead costs dedicated to providing these services.

[v]     Other transactions

 a)          Effective August 1, 2002, the Company transferred certain assets and activities of its non-product- related research and development operations to Magna for total proceeds approximating $1.6 million, all of which remains outstanding as at October 31, 2002.

 b)          During the quarter, the Company purchased $0.1 million (fiscal 2002 - $0.2 million) of products and services from, and sold $nil  (fiscal 2002 - $0.1 million) of products and services to, a company owned by the Vice Chairman and CEO of the Company.  These transactions were effected on normal commercial terms.  At October 31, 2002, $0.3 million (July 2002 - $0.2 million) is recorded as a net receivable from this company.

 c)          In the three-month period a year ago, the Company completed an expansion at one of its manufacturing facilities that was sourced through a wholly-owned subsidiary of Magna.  Construction management fees totaling $0.2 million were billed from this subsidiary and paid in the first quarter a year ago.

7.  Foreign Exchange

The Company continues to account for foreign exchange as detailed in the “Significant Accounting Policies” in the Company’s audited consolidated financial statements for the year ended July 31, 2002 contained in the Company’s 2002 Annual Report, except as described in Note 2(b).

Included as part of selling, general and administrative expenses are gains (losses) resulting from foreign exchange as follows:

Three Months Ended October 31	2002	2001
[Canadian dollars in thousands]
Foreign exchange gains	$1,160	$991

8.  Comparative Figures

Certain other comparative figures have been reclassified to conform to the current year’s method of presentation.

OFFICERS
Manfred Gingl Vice Chairman & Chief Executive Officer	Anthony E. Dobranowski President & Chief Financial Officer
Pasquale Cerullo Executive Vice President, Sales, Marketing & Corporate Development	Paul A. Manners Executive Vice President & Chief Operating Officer
James L. Moulds Vice President, Finance & Treasurer	Thomas More Controller
Stefan T. Proniuk Vice President, Secretary& GeneralCounsel
DIRECTORS
Manfred Gingl Vice Chairman & Chief Executive Officer Tesma International Inc. Executive Vice Chairman Magna International Inc.	Oscar B. Marx, III Vice President, Automotive Sector TMW Enterprises, Inc.
Hon. David R. Peterson, P.C., Q.C. Senior Partner & Chairman Cassels Brock & Blackwell LLP	Belinda Stronach President & Chief Executive Officer Magna International Inc.
Judson D. Whiteside Chairman & Chief Executive Officer Miller Thomson LLP	Siegfried Wolf Executive Vice Chairman Magna International Inc.
Hon. M. Douglas Young, P.C. Chairman Summa Strategies Canada Inc.
STOCK LISTINGS	TRANSFER AGENTS AND REGISTRARS
Class A Subordinate Voting Shares The Toronto Stock Exchange - TSM.A NASDAQ - TSMA	Class A Subordinate Voting Shares Canada: Computershare Trust Company of Canada, Toronto United States: Computershare Trust Company, Inc.

INVESTOR INFORMATION

Inquiries regarding the Company or to be placed on our supplementary mailing list, fax list or e-mail list to receive Tesma’s annual and quarterly reports or press releases, please contact Lynn Riley, Manager, Investor Relations at:
Telephone: 905 417-2160 Fax: 905 417-2148 e-mail: lynn.riley@tesma.com

CORPORATE OFFICE LOCATION 1000 Tesma Way, Concord, Ontario, L4K 5R8 Telephone: 905 417-2100 Fax: 905 417-2101 www.tesma.com